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MAY 20 2016

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Securities and Exchange
MAY 23 2016
RECEIVED

SEC FILE NUMBER
8-44764

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2015 (MM/DD/YY) AND ENDING MARCH 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IVA FUNDS DISTRIBUTORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

THREE CANAL PLAZA, 3RD FLOOR
(No. and Street)

PORTLAND	MAINE	04101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WESTON SOMMERS (207) 553-7129
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE, 11TH FLOOR	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, WESTON SOMMERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IVA FUNDS DISTRIBUTORS, LLC, as of MARCH 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL AND OPERATIONS PRINCIPAL

Title

Notary Public **My Commission Expires 10/30/2022**

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IVA FUNDS DISTRIBUTORS, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
IVA Funds Distributors, LLC
(A Wholly- Owned Subsidiary of Foreside Financial Group, LLC)

We have audited the accompanying financial statements of IVA Funds Distributors, LLC (a wholly-owned subsidiary of Foreside Financial Group, LLC) which comprise the statement of financial condition as of March 31, 2016, and the related statements of operations and member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. IVA Funds Distributors, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of IVA Funds Distributors, LLC as of March 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II - Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission (Exemption) (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of IVA Funds Distributors, LLC's financial statements. The supplemental information is the responsibility of IVA Funds Distributors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marcum LLP

New York, NY
May 13, 2016

IVA FUNDS DISTRIBUTORS, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2016

Assets		
Cash and cash equivalents	$ 1,720,013	
12b-1 fees receivable	1,456,020	
Prepaid expenses	11,690	
Other receivables	47,615	
Total Assets		$ 3,235,338
Liabilities and Member's Equity		
Liabilities		
Accrued 12b-1 fees	$ 2,738,595	
Accrued expenses	32,812	
Due to related party	18,861	
Total Liabilities		$ 2,790,268
Commitments and Contingencies		
Member's Equity		445,070
Total Liabilities and Member's Equity		$ 3,235,338

The accompanying notes are an integral part of these financial statements.

IVA FUNDS DISTRIBUTORS, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF OPERATIONS AND MEMBER'S EQUITY

FOR THE YEAR ENDED MARCH 31, 2016

Revenues		
12b-1 fees	$ 18,069,790	
Administration fees	36,946	
Commissions	2,691,515	
Distribution and underwriting fees	175,000	
Fees rebilled	121,367	
Other income	442	
Total Revenues		$ 21,095,060
Expenses		
12b-1 expense	$ 18,069,790	
Commission expense	2,691,515	
Administrative service fee to related party	297,863	
Professional fees	32,250	
Licenses and fees	91,939	
Other expenses	4,753	
Total Expenses		$ 21,188,110
Net Loss		(93,050)
Member's Equity - Beginning of year		488,120
Contributions from Parent		50,000
Member's Equity - End of year		$ 445,070

The accompanying notes are an integral part of these financial statements.

IVA FUNDS DISTRIBUTORS, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2016

Cash Flows from Operating Activities		
Net Loss		$ (93,050)
Changes in operating assets and liabilities:		
12b-1 fees receivable	$ 297,933	
Prepaid expenses	2,854	
Other receivables	124	
Accrued 12b-1 fees	(569,862)	
Accrued expenses	(125)	
Due to related party	(1,328)	
Total Adjustments		(270,404)
Net Cash Used in Operating Activities		(363,454)
Cash Provided by Financing Activities		
Contributions from Parent		50,000
Net Decrease in Cash and Cash Equivalents		(313,454)
Cash and Cash Equivalents - Beginning of year		2,033,467
Cash and Cash Equivalents - End of year		$ 1,720,013

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

IVA Funds Distributors, LLC (the "Company"), a limited liability company, is an indirect, wholly-owned subsidiary of Foreside Financial Group, LLC ("Foreside") and a direct subsidiary of Foreside Distributors, LLC (the "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

The limited liability company operating agreement provides for the Company to exist into perpetuity.

The Company serves as the distributor and principal underwriter for the IVA Fiduciary Trust (the "Trust") organized into separate series (collectively the "Funds"). Substantially all of the Company's revenues are earned from the Trust or from the Funds' advisor (the "Advisor"). In accordance with the structure of the Company, sales of the Funds' shares are executed by unaffiliated third party broker-dealers.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those amounts.

CASH EQUIVALENTS

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECEIVABLES

The Company extends unsecured credit in the normal course of business to its clients. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management. As of March 31, 2016, the Company had not recorded an allowance for any potential non-collection.

REVENUE RECOGNITION

The Company receives fees for distribution services and registered representative compliance services, which are recorded in accordance with the terms of the contractual agreements. Related expenses are recorded in the period that the revenues are recorded. Below are the primary sources of income for the Company and how they are addressed.

12b-1 fees are paid by the Funds pursuant to the Distribution Agreement (the "Agreement") between the Trust and the Company and in accordance with the Funds' 12b-1 plan as adopted by the Funds' Board of Trustees. These fees are principally determined based on average daily net assets of the Funds and are accrued monthly. The Company does not retain 12b-1 fees for profit; all 12b-1 fees are used to pay 12b-1 expenses.

Administration fees consist primarily of fees invoiced to the Advisor for the provision of registered representative services to the Advisor. These fees are accrued monthly.

Commissions are received on certain classes of the Funds' shares based on a percentage of the value of the shares purchased. The Company, in turn, pays commissions to the broker-dealers who originated the sales. Commissions are also received from direct investments into the Funds; these amounts are used to pay distribution related activities of the Funds. Commissions also include amounts received from the Advisor or other third parties to compensate the Company who then compensates the registered representatives for the distribution of certain products. All activity is recorded as commission revenue and a corresponding cost under commission expense.

Distribution and underwriting fees are fees paid by the Advisor for providing ongoing management and oversight of distributor activities. These fees are accrued monthly.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION (CONTINUED)

Fees rebilled represent payments made by the Advisor to reimburse the Company for certain expenses incurred. These expenses include, but are not limited to, FINRA representative registration and advertising review fees.

12B-1 EXPENSE

12b-1 expenses are predominantly payable to the dealer of record. 12b-1 fees not paid to the dealer of record are used to support other distribution related activities as allowed under the Funds' 12b-1 plan. 12b-1 related expenses include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, expenses associated with electronic marketing and sales media and communications and other sales or promotional expenses.

INCOME TAXES

The Company is organized as a limited liability company ("LLC") that has elected to be treated as a single member LLC under the Internal Revenue Code. As such, income, losses, and other tax attributes are primarily passed through to Foreside. Foreside is organized as an LLC that has elected to be treated as a partnership under the Internal Revenue Code. As such, income, losses, and other tax attributes are primarily passed through to its member and taxed at the member level.

NOTE 3 - FAIR VALUE

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard establishes the following hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value:

- Level 1 - Inputs use quoted unadjusted prices in active markets for identical assets or liabilities that the Company has the ability to access.

NOTE 3 - FAIR VALUE (CONTINUED)

- Level 2 - Fair value measurements use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets as well as other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

- Level 3 - Inputs that are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

The inputs or methodology used for valuing assets and liabilities are not necessarily an indication of the risk associated with investing in those assets and liabilities.

As of March 31, 2016, the Company had no financial instruments that required to be fair valued.

There were no transfers between Levels 1, 2, and 3 as of March 31, 2016.

At March 31, 2016, the Company did not hold any Level 2 or Level 3 assets or liabilities.

NOTE 4 - RELATED PARTY TRANSACTIONS

The financial statements have been prepared from the separate records maintained by the Company. The Company shares office space and equipment with affiliates, which are under common control of Foreside. Accordingly, the Company has been allocated a portion of such shared costs. Also, the Parent provides administrative, legal, human resource and other general support services, the cost of which is allocated to the Company. For the year ended March 31, 2016, these allocated expenses totaled $297,863, which are included in "Administrative service fee to related party" in the accompanying Statement of Operations and Member's Equity. At March 31, 2016, amounts due to the related party totaled $18,861, which is included in "Due to related party" on the Statement of Financial Condition.

The Parent agrees to financially assist the Company and is committed to provide such funds, as needed, to operate the business.

During the year ended March 31, 2016, the Company received capital contributions from the Parent totaling $50,000.

NOTE 5 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, or cash distributions paid, if the resulting net capital ratio would exceed 10 to 1. At March 31, 2016, the Company had net capital of $385,765, which was $199,747 in excess of its minimum required net capital of $186,018. The Company's ratio of aggregate indebtedness to net capital at March 31, 2016 was 7.23 to 1.

NOTE 6 - REGULATORY COMPLIANCE

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(1) - all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not maintain customer accounts or handle customer funds.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

INDEMNIFICATIONS

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company's maximum exposure under these arrangements cannot be known; however, the Company expects any risk of loss to be remote.

CREDIT RISK

The Company maintains checking and money market accounts in a financial institution. Such accounts are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash and cash equivalents may be uninsured or in deposit accounts that exceed the FDIC insurance limit. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk on cash and cash equivalents. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

NOTE 7 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

LITIGATION

In the normal course of business, the Company may be involved in legal proceedings, claims and assessments arising from the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently there is no litigation against the Company.

NOTE 8 - AGREEMENTS

The Company has an Agreement with the Trust under which it acts as the distributor of the shares of beneficial interest of the Funds. The Agreement's initial term was for two years. Thereafter, if not terminated, the Agreement shall continue with respect to the Funds for successive one-year terms, provided such continuation is approved at least annually in accordance with the terms of the Agreement. The Agreement is terminable without penalty with 60 days' prior written notice, by the Funds' Board of Trustees or by the Company, in accordance with the terms of the Agreement. The Company has also entered into a Distribution Services Agreement with the Advisor (the "Services Agreement") which continues in effect through the term of the Agreement, and a Securities Activities and Services Agreement ("SASA") with the Advisor which, if not terminated, shall continue for successive one-year terms, provided such continuation is approved at least annually in accordance with the terms of the SASA.

The Company enters into Dealer and Selling Group Member Agreements with various intermediaries (including third party broker-dealers, banks and third party administrators) related to the sale of the shares of the Funds and the servicing of the Funds' shareholders. The Company may pay these intermediaries 12b-1 fees and shareholder services fees or commissions as outlined in their respective Dealer and Selling Group Member Agreements provided that the Company first receives such payments from the Funds.

NOTE 9 - SUBSEQUENT EVENTS

Management has evaluated the impact of all events and transactions occurring after period end through the date these financial statements were issued, and has determined that there were no subsequent events requiring recognition or disclosure.

IVA FUNDS DISTRIBUTORS, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

MARCH 31, 2016

Net Capital				
Member's equity			$	445,070
Deduction for Nonallowable Assets				
Prepaid expenses	$	11,690		
Other receivables		47,615		
Total Nonallowable Assets				59,305
Net Capital			$	385,765
Aggregate Indebtedness			$	2,790,268
Computation of Basic Net Capital Requirement				
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)			$	186,018
Excess Net Capital			$	199,747
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement			$	106,738
Ratio of Aggregate Indebtedness to Net Capital				7.23 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of March 31, 2016.

See report of independent registered public accounting firm.

IVA FUNDS DISTRIBUTORS, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION (Exemption)

MARCH 31, 2016

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(1) - all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not maintain customer accounts or handle customer funds.

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) IVA Funds Distributors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which IVA Funds Distributors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: subparagraph (k)(1) (the "exemption provisions") and (2) IVA Funds Distributors, LLC stated that IVA Funds Distributors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. IVA Funds Distributors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about IVA Funds Distributors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

New York, NY
May 13, 2016

Management's Exemption Report

To the Member of
IVA Funds Distributors, LLC

As required by Rule 17a-5 of the Securities and Exchange Commission ("SEC"), IVA Funds Distributors, LLC (the "Company") claims exemption under the exemptive provisions of SEC Rule 15c3-3 under subparagraph (k)(1). The Company met this exemption provision through the fiscal year ended March 31, 2016, without exception.

I, Weston Sommers, affirm that, to the best of my knowledge and belief, this Exemption Report pertaining to IVA Funds Distributors, LLC as of and for the year ended March 31, 2016, is true and correct.

5.13.16

Weston Sommers — Date
Financial and Operations Principal
IVA Funds Distributors, LLC